UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-38209

DESPEGAR.COM, CORP.

(Translation of registrant´s name into English)

Commerce House

4th Floor

Wickhams Cay 1

Road Town, Tortola VG1110

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Despegar Divests Destination Services Business Unit, Driving Further Focus On Its Core Growth Strategies

British Virgin Islands. August 15, 2024 – Despegar.com, Corp. (NYSE: DESP) (“Despegar” or the “Company”), Latin America’s leading travel technology company, today announced that it has formed a strategic alliance with World2Meet, the travel division of Iberostar Group, a Spain-based global tourism company. Under the alliance’s agreement, World2Meet has acquired Despegar’s Destination Management Company (DMC) BDExperience effective August 1, 2024, and will operate as a preferred partner to Despegar for the provision of destination services in Mexico and the Dominican Republic.

In line with Despegar’s focus on key long-term growth strategies, improving operational efficiency and maximizing return on capital, the divestiture of DMC enables the Company to better concentrate resources on its core business and further strengthen its organic growth profile.

Despegar’s DMC, operating under the BDExperience brand, is a destination management company with over 30 years of experience in the travel industry, specializing in airport transfers, private and group tours, and personalized assistance for tourists.

As a result of the transaction, nearly 600 BDExperience employees will transfer from Despegar to World2Meet.

About Despegar.com

Despegar is the leading travel technology company in Latin America. For over two decades, it has revolutionized the tourism industry in the region through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated group that includes Despegar, Decolar, Best Day, Viajes Falabella, Viajanet Stays and Koin, and has become one of the largest travel companies in Latin America.

Despegar operates in 19 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, Despegar has developed alternative payment and financing methods, democratizing the access to consumption and bringing Latin Americans closer to their next travel experience. Despegar’s common shares are traded on the New York Stock Exchange (NYSE: DESP). For more information, visit Despegar’s Investor Relations website https://investor.despegar.com/.

IR Contact

Luca Pfeifer, Investor Relations

Phone: (+1) 305 481 1785

E-mail: luca.pfeifer@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Monica Alexandra Soares da Silva

Name: Monica Alexandra Soares da Silva

Title: General Counsel

Date: 8/09/2024